Form 11-K


                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                  Annual Report


                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


                     For the Fiscal Year ended May 31, 1996


                               The Grist Mill Co.
                   Employees Retirement Savings Plan and Trust


                                 Grist Mill Co.
                                  P.O. Box 430
                               21340 Hayes Avenue
                           Lakeville, Minnesota 55044





         The Grist Mill Co. Employees Retirement Savings Plan and Trust

                       Financial Statements and Schedules


                        Years ended May 31, 1996 and 1995



                                    CONTENTS

Report of Independent Auditors.................................................1

Financial Statements and Schedules

Statements of Net Assets Available for Benefits................................2
Statements of Changes in Net Assets Available for Benefits.....................4
Notes to Financial Statements..................................................6
Item 27(a) - Schedule of Assets Held for Investment Purposes..................10
Item 27(d) - Schedule of Reportable Transactions..............................11



                         Report of Independent Auditors

Board of Directors
Grist Mill Co.

We have audited the accompanying statements of net assets available for benefits of The Grist Mill Co. Employees Retirement Savings Plan and Trust as of May 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan's net assets available for benefits at May 31, 1996 and 1995, and the changes in its net assets available for benefits for each of the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of May 31, 1996 and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1996 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1996 financial statements taken as a whole.

                                            /s/ Ernst & Young LLP


September 11, 1996


         The Grist Mill Co. Employees Retirement Savings Plan and Trust

                 Statement of Net Assets Available for Benefits

                                  May 31, 1996


                                                  GRIST MILL
                                                     CO.         MONEY        FIXED        COMMON       INTER-
                                                    STOCK       MARKET       INCOME        STOCK       NATIONAL        LOAN
                                       TOTAL        FUND         FUND         FUND         FUND          FUND           FUND
                                   -----------------------------------------------------------------------------------------------
ASSETS
Investments--at market value:
   Cash equivalents                 $  646,408     $   27,359   $559,091     $  8,210     $   21,758    $  9,868      $ 20,122
   Common stock of employer          1,120,067      1,120,067
   Other common stock                1,589,659                                             1,328,993     260,666
   Corporate and other bonds           473,291                                473,291
   Grist Mill Company Loan Fund        216,914                                                                         216,914
                                   -----------------------------------------------------------------------------------------------
                                     4,046,339      1,147,426    559,091      481,501      1,350,751     270,534       237,036

Contributions and other
   receivables                         107,077         24,864     14,700       10,954         33,206      12,057        11,296
Interfund transfers and
   adjustments                                         14,320      6,392        3,022          6,057       1,627       (31,418)
                                   -----------------------------------------------------------------------------------------------
Net assets available for benefits   $4,153,416     $1,186,610   $580,183     $495,477     $1,390,014    $284,218      $216,914
                                   ===============================================================================================

SEE ACCOMPANYING NOTES.


         The Grist Mill Co. Employees Retirement Savings Plan and Trust

                 Statement of Net Assets Available for Benefits

                                  May 31, 1995



                                                  GRIST MILL
                                                     CO.         MONEY        FIXED        COMMON        INTER-
                                                    STOCK        MARKET       INCOME        STOCK       NATIONAL        LOAN
                                       TOTAL        FUND          FUND         FUND         FUND          FUND          FUND
                                   -----------------------------------------------------------------------------------------------
ASSETS
Investments--at market value:
   Cash equivalents                 $  494,850     $      109   $478,548     $       23   $       85    $       54    $ 16,031
   Common stock of employer          1,612,701      1,612,701
   Other common stock                  992,658                                             847,190       145,468
   Corporate and other bonds           437,480                                437,480
   Grist Mill  Company Loan Fund       183,125                                                                         183,125
                                   -----------------------------------------------------------------------------------------------
                                     3,720,814      1,612,810    478,548      437,503      847,275       145,522       199,156

Contributions and other
   receivables                          58,768         16,359      8,725        6,462       14,516         5,974         6,732
Interfund transfers and
   adjustments                                          6,907      6,325        3,239        5,211         1,081       (22,763)
                                   -----------------------------------------------------------------------------------------------
Net assets available for benefits   $3,779,582     $1,636,076   $493,598     $447,204     $867,002      $152,577      $183,125
                                   ===============================================================================================

SEE ACCOMPANYING NOTES.


         The Grist Mill Co. Employees Retirement Savings Plan and Trust

            Statement of Changes in Net Assets Available for Benefits

                             Year ended May 31, 1996


                                                   GRIST MILL
                                                       CO.         MONEY        FIXED        COMMON      INTER-
                                                      STOCK        MARKET       INCOME        STOCK      NATIONAL       LOAN
                                        TOTAL         FUND          FUND         FUND         FUND         FUND         FUND
                                    ---------------------------------------------------------------------------------------------
Additions:
   Employee contributions              $  623,613    $  166,094    $101,973     $ 80,187   $  199,668     $ 75,691
   Employer contributions                 151,923        42,088      24,778       19,535       47,206       18,316
   Employee rollovers                         213                       106          107
   Interest and dividend income           168,013         9,318      32,304       34,461       79,720       12,210
                                    ---------------------------------------------------------------------------------------------
                                          943,762       217,500     159,161      134,290      326,594      106,217
Deductions:
   Benefit payments                      (422,270)     (233,852)    (76,270)     (30,904)     (51,418)      (3,275)   $(26,551)
                                    ---------------------------------------------------------------------------------------------
                                         (422,270)     (233,852)    (76,270)     (30,904)     (51,418)      (3,275)    (26,551)
Interfund transfers:
   Participant loans                                    (58,792)    (34,174)     (20,135)     (33,644)      (2,640)    149,385
   Investment elections                                 (68,374)     16,615      (36,743)      83,300        5,202
   Loan payments                                         30,643      21,253       11,607       21,005        4,537     (89,045)
                                    ---------------------------------------------------------------------------------------------
                                                        (96,523)      3,694      (45,271)      70,661        7,099      60,340
Net realized and unrealized
   (depreciation) appreciation in
   market value of investments           (147,658)     (336,591)                  (9,842)     177,175       21,600
                                    ---------------------------------------------------------------------------------------------
Net additions (deductions)                373,834      (449,466)     86,585       48,273      523,012      131,641      33,789
Net assets available for benefits
   at beginning of year                 3,779,582     1,636,076     493,598      447,204      867,002      152,577     183,125
                                    ---------------------------------------------------------------------------------------------
Net assets available for benefits
   at end of year                      $4,153,416    $1,186,610    $580,183     $495,477   $1,390,014     $284,218    $216,914
                                    =============================================================================================


SEE ACCOMPANYING NOTES.


         The Grist Mill Co. Employees Retirement Savings Plan and Trust

            Statement of Changes in Net Assets Available for Benefits

                             Year ended May 31, 1995


                                                   GRIST MILL
                                                       CO.         MONEY        FIXED        COMMON      INTER-
                                                      STOCK        MARKET       INCOME        STOCK      NATIONAL       LOAN
                                        TOTAL         FUND          FUND         FUND         FUND         FUND         FUND
                                    ---------------------------------------------------------------------------------------------
Additions:
   Employee contributions            $  549,328    $  181,043      $ 95,558     $ 70,917     $151,290     $ 50,520
   Employer contributions               128,975        39,650        23,994       17,550       36,144       11,637
   Employer rollovers                    24,337        21,759            51        1,260        1,267
   Interest and dividend income          87,346         6,882        25,372       29,227       23,993        1,872
                                    ---------------------------------------------------------------------------------------------
                                        789,986       249,334       144,975      118,954      212,694       64,029
Deductions:
   Benefit payments                    (272,721)      (54,496)      (59,465)     (23,005)    (102,906)     (22,854)   $ (9,995)
                                    ---------------------------------------------------------------------------------------------
                                       (272,721)      (54,496)      (59,465)     (23,005)    (102,906)     (22,854)     (9,995)
Interfund transfers:
   Participant loans                                  (13,604)      (54,486)     (11,723)     (48,502)                 128,315
   Investment elections                               192,497       (53,275)     (75,527)    (169,264)     105,569
   Loan payments                                       24,138        33,224       11,141       21,058        2,201     (91,762)
                                    ---------------------------------------------------------------------------------------------
                                                      203,031       (74,537)     (76,109)    (196,708)     107,770      36,553
Net realized and unrealized
   appreciation in market value
   of investments                       663,125       569,804                      5,139       84,550        3,632
                                    ---------------------------------------------------------------------------------------------
Net additions (deductions)            1,180,390       967,673        10,973       24,979       (2,370)     152,577      26,558
Net assets available for benefits
   at beginning of year               2,599,192       668,403       482,625      422,225      869,372                  156,567
                                    ---------------------------------------------------------------------------------------------
Net assets available for benefits
   at end of year                    $3,779,582    $1,636,076      $493,598     $447,204     $867,002    $152,577     $183,125
                                    =============================================================================================

SEE ACCOMPANYING NOTES.


         The Grist Mill Co. Employees Retirement Savings Plan and Trust

                          Notes to Financial Statements

                                  May 31, 1996


1. SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING METHOD

The accounting records of the Plan are maintained on the accrual basis.

INVESTMENTS

Investments are recorded at current value. Securities which are traded on a national securities exchange are valued at the last reported sales price of the year. The market value of the units of participation in mutual funds is based on the fair market value of the underlying investments. Cost of investments sold is determined on an average cost basis. Investments in the Loan Fund are valued at the amount of the participant loan net of principal repayments.

FEDERAL INCOME TAXES

Participants are not taxed currently on the employer's contributions to the Plan or on income earned by the Plan. Distributions of benefits to participants, their estates or beneficiaries generally are subject to federal income tax. The Plan has received a determination letter, dated September 13, 1994, from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administration is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

EXPENSES

Grist Mill Co. pays all costs of maintaining and administering the Plan.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. DESCRIPTION OF THE PLAN

Employees who meet certain eligibility requirements (based primarily on age and length of employment) can join The Grist Mill Co. Employees Retirement Savings Plan and Trust. Union employees of the Company's subsidiary, Grist Mill Confections, Inc., are ineligible to join the Plan. Under the terms of the Plan, the employer matches 30% of the first 7% of employee contributions and may, at its discretion, contribute an additional amount. Employees can invest up to 15% of their salaries or wages in the Plan on a before-tax basis.

Employer and employee contributions fully vest at the time of contribution.

Employees select how their contributions will be invested from among five investment options. The options are stock of the employer, a bond mutual fund, a common stock mutual fund, an international stock fund and a money market fund. In addition, participants who meet certain criteria may obtain loans from the Plan based on their cumulative contributions.

Allocation of income is in accordance with the provisions in the Plan document. A copy of the Summary Plan Description may be obtained from Grist Mill Co.

Benefits are paid upon retirement, death, disability and termination of employment. Advances in the event of a proven financial hardship are also provided for by the Plan.

The employer has the right to terminate the Plan or completely discontinue its contributions to the Plan at any time.

This note is intended to highlight the principal provisions of the Plan. A more complete explanation of the technical requirements and definitions is contained in the Summary Plan Description.

3. INVESTMENTS

The Plan's investments are held by a bank-administered trust fund. The Plan's investments (including investments bought, sold, as well as held during the year) (depreciated) appreciated $(147,658) and $663,125 for the years ended May 31, 1996 and 1995, respectively. During 1996 and 1995, the Plan's investments (depreciated) appreciated in fair value as follows:

                                                 NET
                                            (DEPRECIATION)
                                             APPRECIATION
                                           IN MARKET VALUE
                                            DURING PERIOD
                                          ----------------
Year ended May 31, 1996:
  Common stocks:
     Grist Mill Co.                          $(336,591)
     Other                                     198,775
  Corporate and other bonds                     (9,842)
                                             ---------
                                             $(147,658)
                                             =========
Year ended May 31, 1995:
  Common stocks:
     Grist Mill Co.                          $ 569,804
     Other                                       3,632
  Corporate and other bonds                     89,689
                                             ---------
                                             $ 663,125
                                             =========

The fair value of individual investments that represent 5% or more of net assets is as follows:
                                                                    MAY 31
                                                            1996               1995
                                                         -----------------------------
Investment Company of America                            $1,328,993         $  847,190
Grist Mill Co. Common Stock                               1,120,067          1,612,701
Cash Equivalents                                            646,408            494,850
Cash Management Trust of America                            544,499            478,508
Intermediate Bond Fund of America                           473,291            437,480
EuroPacific Growth Fund                                     260,666            145,467
Grist Mill Company-401(k) Master Promissory Note            216,914            183,125

4. TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain legal and accounting fees, and certain administrative expenses relating to the maintenance of participant eligibility records are absorbed by Grist Mill Co. Other than as described above or pursuant to a certain trust agreement (see
Note 3), the Plan has had no agreements or transactions with any parties-in-interest.


         The Grist Mill Co. Employees Retirement Savings Plan and Trust

                                 EIN: 41-0974681
                                    Plan #001

          Item 27(a) - Schedule of Assets Held for Investment Purposes

                                  May 31, 1996



                                                        BALANCE HELD
            IDENTITY OF ISSUE, BORROWER,                 AT CLOSE OF                               CURRENT
              LESSOR OR SIMILAR PARTY                      PERIOD                  COST             VALUE
------------------------------------------------------------------------------------------------------------
Grist Mill Co. Common Stock* (1)                       172,318 units            $1,116,577        $1,120,067

Cash Management Trust of America                       544,499 units               544,499           544,499

Intermediate Bond Fund of America                       35,666 units               493,183           473,291

Investment Company of America                           57,087 units             1,050,641         1,328,993

EuroPacific Growth Fund                                 10,618 units               240,160           260,666

First American Institutional Money Fund                102,868 units               102,868           101,909

Grist Mill Company-401(k) Master
 Promissory Note (1)                                                                                 216,914
                                                                                ----------------------------
                                                                                $3,547,928        $4,046,339
                                                                                ============================

 * No dividends were paid or declared during the year.

(1) Indicates party-in-interest to the Plan.


         The Grist Mill Co. Employees Retirement Savings Plan and Trust

                                 EIN: 41-0974681
                                    Plan #001

                Item 27(d) - Schedule of Reportable Transactions

                             Year ended May 31, 1996


                                                                                                             CURRENT VALUE
                                                                                                              OF ASSET ON
IDENTITY OF PARTY                                                           PURCHASE     SELLING     COST OF  TRANSACTION  NET GAIN
    INVOLVED                          DESCRIPTION OF ASSETS                    PRICE       PRICE       ASSET       DATE    OR (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------
CATEGORY (i)--INDIVIDUAL TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

      First Trust NA          Grist Mill Co. Common Stock:
                              Purchased 29,457 shares                       $  196,994              $  196,994  $  196,994

      First Trust NA          First American Institutional Money Fund:
                              Purchased 213,875 units                          213,875                 213,875     213,875
                              Sold 213,875 units                                        $  213,875     213,875     213,875  $  --
                              Sold 196,994 units                                           196,994     196,994     196,994     --

CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

      First Trust NA          First American Institutional Money Fund:
                              Purchased 1,925,358 units in 231 transactions  1,925,358               1,925,358   1,925,358
                              Sold 1,839,720 units in 128 transactions                   1,839,720   1,839,720   1,839,720     --

      First Trust NA          Cash Management Trust of America:
                              Purchased 145,411 units in 20 transactions       145,411                 145,411     145,411
                              Sold 79,420 units in 9 transactions                           79,420      79,420      79,420     --

      First Trust NA          Grist Mill Co. Common Stock:
                              Purchased 50,407 units in 8 transactions         350,086                 350,086     350,086
                              Sold 35,292 units in 9 transactions                          332,152     224,016     332,152  108,136

      First Trust NA          Intermediate Bond Fund of America:
                              Purchased 9,113 units in 23 transactions        $123,742           0    $123,742     $123,742       0
                              Sold 5,733 units in 7 transactions                     0    $ 78,088      79,305       78,088 $(1,217)

      First Trust NA          Investment Company of America:
                              Purchased 18,767 units in 19 transactions        397,029           0     397,029      397,029       0
                              Sold 4,103 units in 5 transactions                     0      92,400     101,380       92,400  (8,980)


There were no reportable transactions of the following types for the period
June 1, 1995 to May 31, 1996:

   Category (ii)--A series of transactions other than securities transactions in excess of 5% of plan assets.

   Category (iv)--Transactions with a person or with respect to a security if any prior or subsequent single transaction within the plan year with such person with respect to securities exceeds 5% of plan assets.